November 23, 2010

VIA EDGAR

Lyn Shenk, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Textron Inc.
Form 10-K: for the fiscal year ended January 2, 2010
Filed February 25, 2010
Form 10-Q: For the quarterly period ended July 3, 2010
Filed July 29, 2010
File No. 001-05480

Dear Mr. Shenk:

This letter is in reference to your letter dated November 19, 2010 containing comments of the staff of the Division of Corporation Finance on the Form 10-K and Form 10-Q of Textron Inc. (the “Company”) described above.

Pursuant to my telephone call on November 22, 2010 with Jeffrey Sears of your office, due to the upcoming Thanksgiving holiday and related travel schedules, the Company requires additional time to respond fully to the comments and has therefore requested an extension of time to respond. I am confirming that, in accordance with my discussion with Mr. Sears, the Company anticipates responding to the comments contained in the November 19 letter on or before December 20, 2010.

If you have any questions, please call me at (401)752-5187.

Sincerely,

/s/ Jayne M. Donegan
Jayne M. Donegan
Senior Associate General
Counsel

cc:	Terrence O’Donnell
Richard Yates